yayoi kusama's sales secret?

Her Infinity Nets and Pumpkins series may be among her most famous...

But Kusama's acrylic floral paintings have shown significant momentum as of late.

Last year, this style made huge headway into her top auction results, selling for as much as $10 million just a few months ago (her second highest result ever).

Data suggests they will make up a large part of her market moving forward.

While not directly comparable to those recent sales, our newest Kusama offering is our first to feature a bright floral style.

At just over $700K, it will probably go fast.

99% SOLD OUT

Best,
Anthony DeSimone
—

SVP, Investor Relations
MASTERWORKS

www.masterworks.com
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